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S.E.C.
JAN 18 2002
1086


**File No. 82-4939**

January 18, 2001

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: **Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") an English translation of a significant event, dated January 15, 2002 furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.



Very truly yours,

Lillian R. Saldanha

Lillian R. Saldanha
*Legal Assistant*

(Enclosure)
cc: Ana Lorente
Manuel Garciadiaz

dw 1/25

In compliance with the provisions of article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the *Comisión Nacional del Mercado de Valores* of the following:

## SIGNIFICANT EVENT

Today and according to the agreements signed last September, the transaction between Grupo Ferrovial, S.A. and the Australian, Macquarie Infrastructure Group (MIG) was finalized, by virtue of which MIG has taken a 40% stake in Cintra Concesiones de Infraestructuras de Transporte, S.A. (CINTRA).

Within the context of the operation, MIG pays out 816 million euros, which gives CINTRA's investments in toll roads a value of 1.530 billion euros, after debts.

CINTRA's activities involving other types of infrastructure – airports and car parks – have been separated and transferred to GRUPO FERROVIAL, so that, in accordance with the agreements, CINTRA will focus on managing the toll road business in Europe, north America, OECD countries and regions with similar economic features.

These agreements enable the group to eliminate CINTRA's debts and strengthen its negotiating capacity in new projects in addition to enhancing the investment possibilities of both GRUPO FERROVIAL and CINTRA.

The Chairman of the Board of Directors at CINTRA will be Rafael del Pino y Calvo-Sotelo, Chairman of Grupo Ferrovial. Other Board members representing Grupo Ferrovial will be Santiago Bergareche Busquet and Juan Béjar Ochoa, appointed CEO of CINTRA. Sir Robin Biggam and John Roberts will represent MIG.

Madrid, 15 January 2002

José María Pérez Tremps
Director and Company Secretary, GRUPO FERROVIAL, S.A.